Exhibit 99.1

Homeinns Hotel Group Announces

Receipt by BTG Hotels of PRC Anti-Monopoly Clearance for the Merger

SHANGHAI, March 15, 2016 — Homeinns Hotel Group (“Homeinns” or the “Company”) (NASDAQ: HMIN), a leading economy hotel chain in China, today announced BTG Hotels (Group) Co., Ltd., a PRC joint stock company that is listed on the Shanghai Stock Exchange (“BTG Hotels”), has received clearance from the Ministry of Commerce of the People’s Republic of China pursuant to the Anti-Monopoly Law of the People’s Republic of China (“PRC Anti-Monopoly Clearance”) with respect to the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated December 6, 2015, by and among the Company, BTG Hotels Group (HONGKONG) Holdings Co., Limited (“Holdco”), BTG Hotels Group (CAYMAN) Holding Co., Ltd. (“Merger Sub”), and, solely for purposes of certain sections thereof, BTG Hotels.

BTG Hotels has now received all of the required regulatory approvals to consummate the Merger, including the PRC Anti-Monopoly Clearance, the approval by the State-owned Assets Supervision and Administration Commission of the Beijing Municipal Government of the PRC and the overseas investment filing with the PRC National Development and Reform Commission. In addition, BTG Hotels shareholders approved the Merger in January 2016.

The Company’s extraordinary general meeting of shareholders (the “EGM”) to consider and vote on, among other things, the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, will be held on March 25, 2016 at 10:00 a.m. (Shanghai time), at the executive offices of the Company located at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China. As previously announced, each of Institutional Shareholder Services Inc., Glass Lewis & Co., LLC and Egan-Jones Proxy Services has recommended that the Company’s shareholders vote FOR, among other proposals, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

The Company’s shareholders and ADS holders are urged to read carefully and in their entirety the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov).

The Company has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist it in connection with its upcoming EGM. Shareholders and ADS holders who have questions about the Merger Agreement or the Merger, need additional copies of the Company’s proxy materials, or need assistance in voting their ordinary shares or ADSs are encouraged to contact MacKenzie Partners by email at proxy@mackenziepartners.com or by phone at +1(800) 322-2885 (toll free) or at +1(212) 929-5500 (outside of the United States).

If and when completed, the Merger will result in the Company becoming a privately-held company and the American depositary shares of the Company (“ADSs”) will no longer be listed on the NASDAQ Global Market. In addition, the ADSs and the Company’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

Cautionary Statement Concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

For more information, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O'Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com